UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	August 9, 2017 (August 8, 2017)
PACIFIC PREMIER BANCORP, INC.
(Exact name of registrant as specified in its charter)
DELAWARE	0-22193	33-0743196
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
17901 Von Karman Avenue, Suite 1200, Irvine, CA		92,614
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code		(949) 864-8000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth Company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

ITEM 1.01.    ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On August 8, 2017, Pacific Premier Bancorp, Inc., a Delaware corporation (“PPBI”), and Plaza Bancorp, a Delaware corporation (“Plaza”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which Plaza will be merged with and into PPBI, with PPBI as the surviving corporation (the “Corporate Merger”), which shall be immediately followed by the merger of Plaza’s wholly-owned bank subsidiary, Plaza Bank (“Plaza Bank”), with and into Pacific Premier Bank, the wholly-owned bank subsidiary of PPBI (“Pacific Premier”), with Pacific Premier as the surviving bank (the “Bank Merger”). The Corporate Merger and Bank Merger are collectively referred to in this Current Report on Form 8-K as the “Proposed Transaction.” A copy of the Merger Agreement is included as Exhibit 2.1 to this Current Report on Form 8-K. A summary of the material terms of the Merger Agreement follows.
Merger Consideration
The consideration payable to Plaza shareholders upon completion of the Proposed Transaction (the “Merger Consideration”) will consist of whole shares of PPBI common stock, par value $0.01 per share (“PPBI Common Stock”), and cash in lieu of fractional shares of PPBI Common Stock. Upon consummation of the Corporate Merger, each share of Plaza common stock, par value $0.0001 per share (“Plaza Common Stock”), issued and outstanding immediately prior to the effective time of the Corporate Merger will be canceled and converted into the right to receive 0.2000 shares of PPBI Common Stock (the “Exchange Ratio”).
Plaza Options, Warrants and Shares of Restricted Common Stock
Upon consummation of the Corporate Merger, each outstanding and unexercised option to acquire shares of Plaza Common Stock will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of shares of Plaza Common Stock subject to such option immediately prior to the consummation of the Corporate Merger, and (ii) the excess, if any, of (A) the PPBI Average Share Price (as defined below) multiplied by the Exchange Ratio over (B) the exercise price per share of such option (the “Option Merger Consideration”), less any applicable taxes required to be withheld with respect to such payment. If the exercise price per share of any such option is equal to or greater than the PPBI Average Share Price multiplied by the Exchange Ratio, such option will be canceled without any cash payment being made with respect to such option. “PPBI Average Share Price” means the average closing price per share of PPBI Common Stock, as reported on the Nasdaq Global Market, for the twenty trading days ending on and including the fifth trading day prior to the closing date of the Corporate Merger.
Upon consummation of the Corporate Merger, each outstanding and unexercised warrant to acquire shares of Plaza Common Stock will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of shares of Plaza Common Stock subject to such warrant immediately prior to the consummation of the Corporate Merger, and (ii) the excess, if any, of (A) the PPBI Average Share Price multiplied by the Exchange Ratio over (B) the exercise price per share of such warrant, less any applicable taxes required to be withheld with respect to such payment. If the exercise price per share of any such warrant is equal to or greater than the PPBI Average Share Price multiplied by the Exchange Ratio, such warrant will be canceled without any cash payment being made with respect to such option.
Each unvested award of restricted shares of Plaza Common Stock (the “Plaza Restricted Stock”) that is outstanding as of the closing of the Proposed Transaction will become vested, and the holder of such vested Plaza Restricted Stock will be entitled to receive that number of shares of PPBI Common Stock equal to the number of shares of Plaza Common Stock subject to such award of Plaza Restricted Stock immediately prior to the effective time of the Corporate Merger multiplied by the Exchange Ratio, provided that cash will be paid in lieu of fractional shares of PPBI Common Stock.

Support Agreement and Shareholder Agreements
As an inducement for PPBI to enter into the Merger Agreement, Carpenter Fund Manager GP, LLC (“Carpenter”), which manages investment funds (the “Carpenter Funds”) that currently own approximately 86% of the outstanding shares of Plaza Common Stock, entered into a support agreement with PPBI pursuant to which Carpenter has agreed, among other things, to provide its written consent to vote the shares of Plaza Common Stock over which it exercises voting control in favor of adoption and approval of the Merger Agreement and any other matters required to be approved by Plaza’s shareholders for the consummation of the Proposed Transaction. The support agreement is substantially in the form included as Annex A to the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1.
As an additional inducement for PPBI to enter into the Merger Agreement, each director and certain executive officers of Plaza who owns shares of Plaza Common Stock, reflecting an aggregate of approximately 5% of the outstanding shares of Plaza Common Stock, entered into a shareholder agreement with PPBI pursuant to which he or she agreed, among other things, to provide his or her written consent to vote all shares of Plaza Common Stock beneficially owned by him or her in favor of adoption and approval of the Merger Agreement and any other matters required to be approved by Plaza’s shareholders for the consummation of the Proposed Transaction. These shareholders also agreed to certain restrictions on their ability to transfer their shares of Plaza Common Stock until written consents reflecting at least a majority of all issued and outstanding shares of Plaza Common Stock and voting in favor of the Merger, the Merger Agreement and the transactions contemplated thereby have been irrevocably delivered to Plaza. In addition, subject to certain enumerated exceptions, these shareholders agreed to refrain from soliciting customers and employees of Plaza or its subsidiaries for a period of two (2) years subject to, and following the closing of the Proposed Transaction. The shareholder agreement is substantially in the form included as Annex B to the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1.
Investor Rights Agreement
In connection with the execution of the Merger Agreement, PPBI and Carpenter, on behalf of the Carpenter Funds, entered into an investor rights agreement, which provides Carpenter with the right to designate one member to serve on the board of directors of each of PPBI and Pacific Premier, and to continue to serve in such capacity, subject to the Carpenter Funds satisfying certain conditions related to their ownership of PPBI common stock. In addition, PPBI will agree to file a registration statement to enable the Carpenter Funds to sell their shares of PPBI Common Stock acquired in connection with the Corporate Merger, and, subject to certain enumerated exceptions, Carpenter and the Carpenter Funds agree not to solicit the customers or employees of Plaza for a period of two (2) years following the closing of the Proposed Transaction. A copy of the investor rights agreement is included as Exhibit 4.1 to this Current Report on Form 8-K.
Assumption of Plaza Subordinated Notes
In connection with the closing of the Proposed Transaction, PPBI will assume the obligations under Plaza’s outstanding subordinated notes in the original aggregate principal amount of $25 million, which bear interest at a fixed rate of 7.125% and are due in 2025.
Representations and Warranties
The Merger Agreement contains customary representations and warranties from Plaza to PPBI, which are qualified by the confidential disclosures provided by Plaza to PPBI, and customary representations and warranties from PPBI to Plaza.
Business Pending the Proposed Transaction
Plaza is required under the Merger Agreement to conduct its business in the ordinary and usual course, consistent with past practice, to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and PPBI the goodwill of the customers of Plaza and others with whom business relations exist.
Conditions to the Proposed Transaction
The consummation of the Proposed Transaction is subject to a number of conditions, which include: (i) the approval of the Merger Agreement by Plaza’s shareholders; (ii) as of the month-end prior to the closing of the Proposed Transaction, Plaza Bank must have an aggregate outstanding balance of non-maturity deposits equal to at least $700 million; (iii) as of the closing of the Proposed Transaction, Plaza must have tangible common equity of not less than $120.0 million, subject to certain assumptions and adjustments that are set forth in the Merger Agreement; (iv) the receipt of all necessary regulatory approvals for the Proposed Transaction, without the imposition of conditions or requirements, other than conditions or requirements related to remedial actions, that the PPBI board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the economic benefits of the Proposed Transaction; (v) the absence of any regulation, judgment, decree, injunction or other order of a governmental authority which prohibits the consummation of the Proposed Transaction or which prohibits or makes illegal the consummation of the Proposed Transaction; (vi) the effective registration of the shares of PPBI Common Stock to be issued to Plaza’s shareholders with the Securities and Exchange Commission (the “SEC”) and the approval of such shares for listing on the Nasdaq Global Market; (vii) all representations and warranties made by PPBI and Plaza in the Merger Agreement must remain true and correct, except for certain inaccuracies that would not have, or would not reasonably be expected to have, a material adverse effect; and (viii) PPBI and Plaza must have performed their respective obligations under the Merger Agreement in all material respects.
Termination Fee
Plaza must pay PPBI a termination fee in the amount of $8.0 million if the Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement.
Expenses of the Proposed Transaction
Each party will bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, except that, in the event the Merger Agreement is terminated under certain circumstances, Plaza is obligated to pay to, or on behalf of, PPBI up to $1.5 million in PPBI’s out-of-pocket fees and expenses.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.
In addition, such representations and warranties (i) will not survive consummation of the Proposed Transaction, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of fraud or willful breach of the provisions of the Merger Agreement, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding PPBI, Pacific Premier, Plaza, Plaza Bank, or their respective affiliates or their respective businesses.
ITEM 7.01.    REGULATION FD DISCLOSURE

PPBI has prepared an investor presentation regarding the Proposed Transaction, which it expects to use in connection with presentations to analysts and investors. The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.
The preceding information, as well as Exhibit 99.1 referenced herein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
ITEM 8.01.    OTHER EVENTS.

On August 9, 2017, PPBI and Plaza issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K. For additional information about the Proposed Transaction, see Item 1.01 of this Current Report on Form 8-K.
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Forward Looking Statements
This Current Report on Form 8-K may contain forward-looking statements regarding PPBI, Pacific Premier, Plaza, Plaza Bank and the Proposed Transaction. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward- looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the Proposed Transaction may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the Proposed Transaction; conditions to the closing of the Proposed Transaction may not be satisfied; and the Plaza shareholders may fail to approve the consummation of the Proposed Transaction. Annualized, pro forma, projected and estimated numbers in this press release are used for illustrative purposes only, are not forecasts and may not reflect actual results.
PPBI, Pacific Premier, Plaza and Plaza Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
Additional Information About the Merger and Where to Find It
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the SEC by PPBI. The registration statement will contain a consent solicitation statement of Plaza. PPBI also plans to file other relevant materials with the SEC. SHAREHOLDERS OF PLAZA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final consent solicitation statement/prospectus will be mailed to shareholders of Plaza. Investors and security holders will be able to obtain those documents, and any other documents PPBI has filed with the SEC, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by PPBI will be available free of charge by accessing PPBI’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing PPBI at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Plaza at 18200 Von Karman Avenue, Suite 500, Irvine, CA 92612, Attention: Corporate Secretary.
The directors, executive officers and certain other members of management and employees of Plaza may be deemed to be participants in the solicitation of consents in favor of the acquisition from the shareholders of Plaza. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
ITEM 9.01.    FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit
Number

2.1	Agreement and Plan of Reorganization, dated as of August 8, 2017, by and between Pacific Premier Bancorp, Inc. and Plaza Bancorp.

4.1	Investor Rights Agreement, dated August 8, 2017, by and between Pacific Premier Bancorp, Inc. and Carpenter Fund Manager GP, LLC.

99.1	Investor Presentation, dated August 9, 2017.

99.2	Press release, dated August 9, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated: August 9, 2017        By: /s/ Steven R. Gardner
Steven R. Gardner
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number

2.1	Agreement and Plan of Reorganization, dated as of August 8, 2017, by and between Pacific Premier Bancorp, Inc. and Plaza Bancorp.

4.1	Investor Rights Agreement, dated August 8, 2017, by and between Pacific Premier Bancorp, Inc. and Carpenter Fund Manager GP, LLC.

99.1	Investor Presentation, dated August 9, 2017.

99.2	Press release, dated August 9, 2017.